Liminatus Pharma, Inc.

12611 Hiddencreek Way, Unit C

Cerritos, CA 90703

February 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attention: Mr. Daniel Crawford

RE:	Liminatus Pharma, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-293364) (the “Registration Statement”) Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement to become effective on February 13, 2026 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Very truly yours,

Liminatus Pharma, Inc.

By:	/s/ Chris Kim
	Name:	Chris Kim
	Title:	Chief Executive Officer

cc:	Giovanni Caruso, Loeb & Loeb LLP